UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   August 2016

File No.   001-31799

Fiore Exploration Ltd.

(Formerly Rouge Resources Ltd.)

(Name of Registrant)

Suite 3123-595 Burrard St., Vancouver, BC  V7X 1J1

 (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒

FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Fiore Exploration Ltd.

(Registrant)

Dated: August 9, 2016	By: /s/ “Melinda Coghill” Melinda Coghill Corporate Secretary

Exhibits:

99.1

NI 43-101 Technical Report on the Pampas El Penon Property, Chile

99.2

Consent of Author